Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

October 28, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Jaea Hahn and Mr. Tony Burak

Re:

Registration Statements of Advanced Series Trust on Form N-14:

AST ClearBridge Dividend Growth Portfolio File Nos. 333-282309 and 811-05186

AST Cohen & Steers Realty Portfolio File Nos. 333-282309 and 811-05186

AST MFS Global Equity Portfolio File Nos. 333-282309 and 811-05186

AST T. Rowe Price Natural Resources Portfolio File Nos. 333-282309 and 811-05186

AST Emerging Markets Equity Portfolio File Nos. 333-282329 and 811-05186

Dear Ms. Hahn and Mr. Burak:

On behalf of Advanced Series Trust (the “Registrant”), set forth below are responses to telephonic comments received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 22, 2024 and October 24, 2024. The Staff’s comments relate to the Registrant’s Registration Statements on Form N-14 (the “Registration Statements”), which were filed with the Commission on September 24, 2024 and September 25, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statements will be used in connection with special meetings of beneficial shareholders of the AST ClearBridge Dividend Growth Portfolio, AST Cohen & Steers Realty Portfolio, AST MFS Global Equity Portfolio, AST T. Rowe Price Natural Resources Portfolio, and AST Emerging Markets Equity Portfolio (each a “Target Portfolio” and collectively, the Target Portfolios), each a series of the Registrant, scheduled to be held on December 11, 2024.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statements. Our summary of the comments and our responses thereto are provided below. The Registrant intends to file definitive versions of the Registration Statements pursuant to Rule 497 under the 1933 Act to reflect the revisions discussed herein in response to the Staff’s comments and make certain other non-material changes, as appropriate.

The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the Registration Statement and similarly in the other Registration Statements.

General Comments:

1.

Comment: Throughout the prospectus/proxy statement section of the Registration Statement (the “Prospectus/Proxy Statement”), please clarify references to the “Combined Portfolio” to indicate that the ultimate portfolio post-reorganization reflects a new investment strategy and subadvisers and not the current structure and strategy of the Acquiring Portfolio.

Response: The Registrant has revised the defined term “Combined Portfolio” to “Combined Portfolio (as Repositioned)” and made certain additional clarifying edits throughout the Registration Statement.

2.

Comment: Please clarify the shareholder benefits of reorganizing the Target Portfolio into the Acquiring Portfolio set forth in Q4 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL”. In particular, please explain what is meant by “decreasing economies of scale” as compared to “opportunity to improve overall economies of scale” and explicitly address each Target Portfolio’s historical performance.

Response: The Registrant has revised the disclosure as marked below to clarify the benefits of the proposed Reorganization of the Target Portfolios (similar edits, as applicable, will be made to the other Registration Statements).

Q4. WHY IS THE REORGANIZATION BEING PURSUED?

A. Effective December 31, 2020, Prudential Financial, Inc. ("Prudential") discontinued sales of traditional variable annuity contracts with guaranteed living benefits and restricted additional purchases into certain existing contracts. The closure of these products, coupled with industry trends impacting the platform, has resulted in limited potential sources of long-term scale and the likelihood of related expense increases for the Portfolios. The Manager's goal in making the proposal set forth in the attached Prospectus/Proxy Statement and other recent changes to the Prudential fund platform is to ensure shareholders are protected from decreasing economies of scale due to lower expected asset levels in the long term,  and to provide~~, providing~~ the potential for improved performance through newly repositioned portfolios; all the while ~~and~~ preserving the high-level services shareholders have come to expect.

~~The~~ With respect to the Portfolios, the Reorganization will consolidate the Target Portfolio and the Acquiring Portfolio, providing an opportunity to improve overall economies of scale in the near term. In addition, shareholders of the Target Portfolio are expected to benefit from reduced total gross and net expenses as shareholders of the Combined Portfolio (as Repositioned) following the Reorganization. The Reorganization also provides shareholders of the Target Portfolio with the potential for improved performance as the Acquiring Portfolio has outperformed, and hypothetically as repositioned would have outperformed each Target Portfolio.

3.	Comment: Please supplementally explain if the Repositioning of the Acquiring Portfolio was approved by the Board of Trustees of the Registrant and if the Repositioning requires shareholder approval.

Response: The Registrant confirms that the Board of Trustees approved matters related to the Repositioning of each Acquiring Portfolio. These matters do not separately require shareholder approval.  In particular, the Board relied upon exemptive relief issued to the Registrant to appoint new subadvisers to the Acquiring Portfolio (the Manager-of-Managers Order). Subject to certain conditions, the Manager-of-Managers Order permits the Manager to hire subadvisers that are either indirectly or directly wholly-owned subsidiaries of, or that are not affiliated with, the Manager, and to make changes to certain existing subadvisory agreements with the approval of the Board of Trustees of the Registrant without obtaining shareholder approval.

4.	Comment: Please supplementally explain what will happen to the Target Portfolios in the event the Reorganizations are not approved by shareholders.

Response: In the event the Reorganizations are not approved by shareholders, the Target Portfolios will not be merged into the Acquiring Portfolio and each Target Portfolio will continue to be managed per each Portfolio’s prospectus guidelines. In addition, the Acquiring Portfolio will not be Repositioned.

5.

Comment: The third bullet in the answer to Q5 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states the annualized estimated benefit to shareholders of each Target Portfolio from the Reorganization. Please confirm the amounts listed in each Registration Statement and whether the amount applies to the combined savings for all four Target Portfolios. In addition, please clarify if such savings result from temporary fee reductions through waivers and if so, disclose that expenses may increase upon expiration of such waivers.

Response: The Registrant confirms that the estimated amount of shareholder savings disclosed in Question 5 is accurate for each Reorganization. The amounts reflect savings that primarily result from a permanent contractual reduction in the management fee payable by each Target Portfolio following the Reorganization (the so-called Management Fee Reduction) and not a temporary contractual waiver subject to expiration. The savings reflect the combined savings for all Target Portfolios.

6.	Comment: Please supplementally explain if the Registrant intends to file a post-effective amendment under Rule 485(a) of the Securities Act of 1933.

Response: The Registrant has determined that there are no material changes to the Acquiring Portfolio due to the Repositioning. The Registrant intends to file a prospectus supplement which will outline the Repositioning. In addition, subject to the Manager-of-Managers Order, the Registrant will file and mail an Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934 to shareholders of the Acquiring Portfolio.

7.	Comment: Please explain why the Repositioning of the Acquiring Portfolio is conditioned on the Reorganization of each Target Portfolio.

Response: The Repositioning is contingent upon shareholder approval of the Reorganizations because the strategy and subadviser changes contemplated by the Repositioning require the increased scale and elimination of strategies provided by the consolidation of assets and subadvisers of the Portfolios through the Reorganization.

8.

Comment: Please explain the changes resulting from the Repositioning in Q6 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL.” In addition, consider a cross-reference to the related discussion later in the Prospectus/Proxy Statement.

Response: The Registrant has revised Q6 to describe the Repositioning and has added a cross reference to the discussion regarding the Repositioning that appears later in the Prospectus/Proxy Statement as shown below for the Reorganization of the AST ClearBridge Dividend Growth Portfolio, AST Cohen & Steers Realty Portfolio, AST MFS Global Equity Portfolio, and AST T. Rowe Price Natural Resources Portfolio, into AST Large-Cap Core Portfolio (similar edits, as applicable, will be made to the other Registration Statements).

Q6. WHAT WILL HAPPEN TO THE TARGET PORTFOLIO'S CURRENT INVESTMENTS?

A. As explained further in the attached Prospectus/Proxy Statement, effective on or about the date of the Reorganizations, which is expected to be on or about January 27, 2025, the Acquiring Portfolio will be "repositioned.~~,~~" The Repositioning ~~which~~ involves hiring ClearBridge Investments, LLC and Dimensional Fund Advisors LP as additional subadvisers to the Acquiring Portfolio to serve alongside J.P. Morgan Investment Management, Inc. and PGIM Quantitative Solutions LLC, and making certain changes to the Acquiring Portfolio’s principal investment strategies (collectively, the “Repositioning”). In addition, ~~effective on such date,~~ the Acquiring Portfolio will be renamed “AST Large-Cap Equity Portfolio,” and the contractual management fee for the Acquiring Portfolio will be reduced on the date of the Repositioning pursuant to the Management Fee Reduction. The Manager will not move forward with the Repositioning or the Management Fee Reduction if the Reorganization is not approved. The Repositioning is contingent upon shareholder approval of each Reorganization because the strategy and subadviser changes contemplated by the Repositioning require the increased scale and rationalization of strategies provided by the consolidation of assets and subadvisers of the Portfolios through the Reorganizations.

The extent to which the securities of the Target Portfolios will be retained in the Combined Portfolio (as Repositioned) ~~by the Acquiring Portfolio~~ will be determined by the ~~consistent w investment objective and strategies~~ subadvisers to the Combined Portfolio (as Repositioned)~~, as repositioned and in effect as of the date of the Reorganization~~. It is expected that approximately 46.7% of the securities of the Target Portfolios will be retained in connection with the Reorganization and Repositioning. ~~Please see Q8 for additional information on the costs associated with the Reorganization and Repositioning.~~ Please see pages ___ -___ of the attached Prospectus Proxy Statement for a comparison of the principal investment strategies of the Target Portfolios, Acquiring Portfolio, and the Combined Portfolio (as Repositioned). In addition, please see Q8 for additional information on the costs associated with the Reorganization and Repositioning.

9.

Comment: Q6 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states the percentage of the securities of the Target Portfolio that will be retained in connection with the Reorganization. Please supplementally confirm the percentage of Target Portfolio securities that are expected to be retained in connection with the Reorganization and whether such securities will be managed by the same subadvisers in the Combined Portfolio (as Repositioned). In addition, please supplementally confirm if the subadvisers appointed in connection with the Repositioning are appointed to reposition the Acquiring Portfolio only or if they will be retained following the Repositioning and Reorganization.

Response

: The Registrant confirms the accuracy of the percentage of securities that will be retained in connection with each Reorganization. For the subadvisers that are remaining, it is expected that those Target Portfolio securities retained will be managed by the same subadvisers to the Combined Portfolio (as Repositioned) as acquired such securities on behalf of the applicable Target Portfolio. The subadvisers to the Combined Portfolio (as Repositioned) are appointed to manage those Acquiring Portfolio assets allocated by the Manager on an ongoing basis, beyond the period necessary to reposition the Acquiring Portfolio, subject to oversight by the Manager and the Board of the Registrant.

10.

Comment:  The Staff notes that Q7 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states that “[t]he Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganization.” Please briefly identify what was considered.

Response: The Registrant confirms that the significant factors, including any adverse factors as applicable, with respect to the Board’s decision to approve the Reorganization are adequately set forth in the Registration Statement.

11.	Comment: Please confirm if the Board unanimously approved the Reorganization. If the Board did not unanimously approve the Reorganization, please explain why the Board did not unanimously approve.

Response:  The Registrant has reviewed the disclosure and respectfully submits that the current disclosure is sufficient to meet the applicable requirements of Form N-14. Additionally, the Registrant respectfully submits that there is no requirement in Form N-14 or Form N-1A that requires the requested disclosure.

12.	Comment: Please ensure that all hyperlinks properly link to the referenced filings that are incorporated by reference.

Response: The Registrant confirms the hyperlinks to each document incorporated by reference in the Registration Statements are correct.

1.

Comment:  Q8 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL,” states that the Manager will pay the costs of the Reorganization other than transaction costs. Please confirm the amounts of such transaction costs and clarify the disclosure regarding whether such transaction costs include transaction costs related to the Repositioning.

Response: The Registrant confirms the accuracy of the estimated transaction costs disclosed in the Registration Statement.  The Registrant has added the following disclosures to Q8 to clarify the transaction costs borne by shareholders.

These transaction costs relate to aligning the portfolio holdings of the Target Portfolio in anticipation of the Reorganization with the portfolio holdings of the repositioned Acquiring Portfolio. Shareholders of the Target Portfolio[s] will not bear any costs associated with the Repositioning of the Acquiring Portfolio.

2.

Comment: Q16 under “WILL SHAREHOLDERS BE ALLOWED TO TRANSFER OUT OF THE TARGET PORTFOLIOS WITHOUT PENALTY AND WITHOUT BEING REQUIRED TO USE ONE OF THEIR ALLOTTED TRANSFERS?” Please clarify that contract owners will be allowed one free transfer out of each Target Portfolio without penalty.

Response: The Registrant has revised the disclosure.

3.

Comment:

On page 4 of the Prospectus/Proxy Statement, under the section entitled “Summary,” please clarify the disclosure comparing the investment objectives and principal investment strategies of the Portfolio among the Target Portfolio, the Acquiring Portfolio and the Combined Portfolio following the Repositioning. In addition, consider a cross-reference to the related discussion later in the Prospectus/Proxy Statement.

Response: The Registrant has revised the referenced disclosure and added a cross reference to the discussion later in the Prospectus/Proxy Statement.

4.	Comment: Where appropriate, please consider adding disclosure regarding the amount of Combined Portfolio assets that will be allocated to each subadviser following the Repositioning.

Response: The Manager has revised the Registration Statement disclosure to clarify how subadvisers will be allocated assets by the Manager.

5.	Comment: Where appropriate, please consider adding disclosure describing why the Acquiring Portfolio is being repositioned.

Response: See Registrant’s response to Comment 2 above and related disclosure enhancements to Q4.

6.	Comment: Please disclose whether the risk/return profile of each Target Portfolio, Acquiring Portfolio, and Combined Portfolio (as Repositioned) will be the same.

Response: The risk/return profile of the Combined Portfolio (as Repositioned) is substantially similar to the risk/return profile of each Target Portfolio and the Acquiring Portfolio. The Registrant has revised the applicable disclosure accordingly.

7.	Comment: In the section titled “Board Considerations,” please disclose whether the Board considered any factors that weighed against the proposed Reorganization.

Response: The Board was provided the information as presented in this Prospectus/Proxy Statement. In addition, the Board considered possible alternative scenarios for the Target Portfolio if the Manager did not pursue a Reorganization.

8.

Comment: Please confirm that the section titled “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios”, appropriately describes the strategy for the Combined Portfolio (as Repositioned).

Response: The Registrant has revised the introductory disclosure in the noted section to further clarify the changes to the strategy of the Acquiring Portfolio in connection with the Repositioning.

9.

Comment: In the section titled “Principal Risks of the Portfolios,” please add disclosure that the principal risks table alone cannot be used to determine the risk profile of a portfolio and a shareholder should refer to the prospectus of the relevant Portfolio for a Portfolio’s full risk profile.

Response:  The Registrant has added disclosure to the effect of that requested.

10.	Comment: In the performance tables, please list the Broad-Based Securities Market Index first (i.e., before references to other named indices).

Response:  The Registrant has revised the disclosure as requested.

11.

Comment: Please confirm supplementally if the tax opinion will be filed by post-effective amendment. In addition, please include disclosure as to any adverse tax consequences of the Reorganization to Contract holders.

Response: As noted at Item 16(12) of Part C to the Registration Statements, the Registrant confirms that the tax opinion will be filed by post-effective amendment to the Registration Statement and that, as disclosed, it is expected that there will be no adverse tax consequences to Contract owners as a result of the Reorganization.

Accounting Comments:

12.	Comment: Please ensure that all hyperlinks properly link to the referenced filings that are incorporated by reference.

Response: The Registrant confirms the hyperlinks to each document incorporated by reference in the Registration Statements are correct.

13.

Comment: The Staff noted that the capitalization table in the Registration Statements is dated as of June 30, 2024. Please update the capitalization tables to a date that is within 30 days of the effective date of the Registration Statement. In addition, please supplementally explain why the information as of June 30, 2024 originally included in the capitalization tables in the Registration Statements do not match the Registrant’s June 30, 2024 semi-annual report financials.

Response: The Registrant has updated the capitalization table in each Registration Statement to reflect data as of September 30, 2024. The Registrant notes that the differences in the total net assets as of June 30, 2024 in the capitalization table as compared to the June 30, 2024 semi annual total net assets are attributable to presenting end of day net assets versus GAAP adjusted net assets for financial reporting, respectively.

14.

Comment: The fee table in the Registration Statement with respect to AST Emerging Markets Equity Portfolio reflects that the Target Portfolio had an expense cap that expired as of June 30, 2024.  Please remove the reference to the expired expense cap in the fee table and related footnote. In addition, please remove the fee table for the period ending June 30, 2024 as an additional table for the period ending July 1, 2024 is included.

Response:  The Registrant has removed the fee table for the period ending June 30, 2024 which included the reference to the expired expense cap.

15.

Comment: The Registration Statement with respect to the AST ClearBridge Dividend Growth Portfolio, AST Cohen & Steers Realty Portfolio, AST MFS Global Equity Portfolio, and AST T. Rowe Price Natural Resources Portfolio states that the Acquiring Portfolio (AST Large-Cap Core Portfolio) will be the accounting survivor of the Reorganization.  Please supplementally explain the factors that were considered in determining that the Acquiring Portfolio is the accounting survivor.

Response: Based on guidance provided by the American Institute of Certified Public Accountants (the AICPA) and the Staff of the Commission, the Manager believes that the Acquiring Portfolio is the appropriate accounting and performance survivor following the Reorganization.

In reaching this conclusion, the Manager considered the following factors:

investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. Furthermore, the expense structure of the Combined Portfolio (as Repositioned) will be consistent with that of the Acquiring Portfolio.

·	Investment Advisers: Each of PGIM Investments LLC and AST Investment Services, Inc. currently serve as investment advisers to each Target Portfolio and each Acquiring Portfolio.

Each Target Portfolio and Combined Portfolio (as Repositioned) do not share common subadvisers.  Although the remaining subadvisers differ between the Portfolios, ultimate allocation of Portfolio assets among the subadvisers and other investment companies, including ETFs is determined by the Strategic Investment Research Group (SIRG) of the Manager, taking into account market conditions, risks and other factors. The Manager believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Portfolio than each Target Portfolio.

·

Investment Objectives: The Portfolios have different investment objectives. The Portfolios have similar principal investment strategies and principal risks. However, the investment objective, principal investment strategies and principal risks of the Acquiring Portfolio is primarily the same as the Combined Portfolio (as Repositioned). The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Portfolio than each Target Portfolio.

·

Policies and Restrictions: Although most of the fundamental policies, as set forth in the statement of additional information of the Portfolios, are materially the same, there are a few minor differences. However, the fundamental policies of the Acquiring Portfolio is primarily the same as the Combined Portfolio (as Repositioned). The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Portfolio than each Target Portfolio.

·

Expense Structure and Expense Ratios: In terms of expenses, each Portfolio has a similar fee expense structure and expense ratios. The Combined Portfolio (as Repositioned) is expected to have a lower management fee than each Target Portfolio. The Combined Portfolio (as Repositioned) is also expected to have lower gross operating expenses as compared to the Target Portfolios and the overall net operating expenses for the Combined Portfolio (as Repositioned) are expected to be lower as compared to each Target Portfolio. Shareholders of the Target Portfolio will benefit from a lower total annual fund operating expense ratio for shareholders as a result of the Reorganizations. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Portfolio than each Target Portfolio.

·

Asset Size: With respect to scale, the Acquiring Portfolio had approximately $446 million in net assets, following the Reorganizations, the Combined Portfolio will have $2.2 billion in net assets. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Portfolio than each Target Portfolio which has lower net assets than the Combined Portfolio (as Repositioned).

16.

Comment: The “Expenses of the Reorganization” section discusses the allocation of Reorganization and transaction costs to be paid by the Manager and the Target Portfolio. In addition, each Registration Statement highlights that the Acquiring Portfolio is being repositioned. Please review the disclosure and include the transaction costs associated with the repositioning of the Acquiring Portfolios. In addition, please quantify how much of the Acquiring Portfolio will be retained as part of the repositioning of the Acquiring Portfolios.

Response: The Registrant has  revised the Registration Statement to include costs associated with the Repositioning of each Acquiring Portfolio and the party bearing such costs. See also Registrant’s response to Comment 8 above.

17.

Comment: The Registrant notes that the AST Cohen & Steers Realty Portfolio is being repositioned prior to the Reorganization with respect to the reorganization of AST Cohen & Steers Realty Portfolio into AST Large-Cap Core Portfolio. Please supplementally explain whether the holdings of the AST Cohen & Steers Realty Portfolio for the Reorganization is being repositioned in light of forced sales due to investment restrictions of the AST Large-Cap Core Portfolio or, in the alternative, being sold due to portfolio manager decisions by the AST Large-Cap Core Portfolio. Consistent with Rule 6-11(d)(2) of Regulation S-X, the Staff notes that the Registration Statement must include a Schedule of Investments if “the transaction will result in a material change in the acquired fund’s investment portfolio due to investment restrictions” of the AST Large-Cap Core Portfolio.

Response: The Registrant confirms that the repositioning of the AST Cohen & Steers Realty Portfolio prior to the Reorganization is due to portfolio management decisions by the subadvisers to the Combined Portfolio (as Repositioned) and not due to the investment restrictions of the Combined Portfolio. The portfolio holdings of the AST Cohen & Steers Realty Portfolio are anticipated to be sold are permitted holdings under the fundamental investment policies of the AST Large-Cap Core Portfolio. In each case, a material change to AST Cohen & Steers Realty Portfolio’s holdings is also not required in order for such holdings to comply with the 80% test required pursuant to Rule 35d-1 of the Combined Portfolio (as Repositioned).

*        *        *

Please contact the undersigned at (973) 420-6867 or melissa.gonzalez@prudential.com  with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez, Assistant Secretary
Advanced Series Trust